FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Tickler or Trading Symbol Seitel, Inc. SEI					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) Pearlman, Herbert M.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year May 2001			X Director Officer (give title below)		10% Owner Other (specify below)

(Street) 50 Briar Hollow Lane, 7th Floor West Houston, Texas 77027			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common stock, par value $.01	05/15/01	S		2,000	D	19.24
Common stock, par value $.01	05/15/01	S		4,000	D	19.20
Common stock, par value $.01	05/15/01	S		100	D	19.35
Common stock, par value $.01	05/15/01	S		800	D	19.38
Common stock, par value $.01	05/16/01	S		1,000	D	19.60
Common stock, par value $.01	05/16/01	S		2,000	D	19.40
Common stock, par value $.01	05/16/01	S		600	D	19.42
Common stock, par value $.01	05/16/01	S		1,000	D	19.29
Common stock, par value $.01	05/16/01	S		1,000	D	19.25
Common stock, par value $.01	05/16/01	S		1,500	D	19.45
Common stock, par value $.01	05/16/01	S		500	D	19.36
Common stock, par value $.01	05/16/01	S		1,000	D	19.32
Common stock, par value $.01	05/17/01	S		250	D	19.44
Common stock, par value $.01	05/17/01	S		250	D	19.40
Common stock, par value $.01	05/17/01	S		250	D	19.41
Common stock, par value $.01	05/17/01	S		250	D	19.35
Common stock, par value $.01	05/17/01	S		500	D	19.33
Common stock, par value $.01	05/17/01	S		1,000	D	19.30
Common stock, par value $.01	05/18/01	S		1,000	D	19.74
Common stock, par value $.01	05/18/01	S		500	D	19.65
Common stock, par value $.01	05/18/01	S		1,500	D	19.59
Common stock, par value $.01	05/18/01	S		1,000	D	19.55
Common stock, par value $.01	05/18/01	S		1,000	D	19.60
Common stock, par value $.01	05/18/01	S		1,000	D	19.75
Common stock, par value $.01	05/18/01	S		3,000	D	19.73
Common stock, par value $.01	05/18/01	S		1,000	D	19.70
Common stock, par value $.01	05/21/01	S		1,000	D	19.79
Common stock, par value $.01	05/22/01	S		800	D	19.75
Common stock, par value $.01	05/22/01	S		750	D	19.79
Common stock, par value $.01	05/22/01	S		250	D	19.71	403,117	D
Common stock, par value $.01							4,554	I	By Spouse

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exerciseable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
												845,582	D
												15,000	I	By Spouse

Explanation of Responses:

By:	Herbert M. Pearlman /s/ Marcia H. Kendrick	6/8/01
**Signature of Reporting Person		Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a) .
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.